UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 000-29832

CHELSEA OIL AND GAS LTD.
(Translation of registrant’s name into English)

3200, 500-4th Avenue SW
Calgary, Alberta
Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes[   ]       No[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHELSEA OIL & GAS LTD.

Date: August 29, 2014	By:	/s/ Jesse Meidl
Name: Jesse Meidl
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit

99.1	Press release dated August 29, 2014

99.2	Unaudited condensed consolidated interim financial statements for the three and six month periods ended June 30, 2014 and 2013

99.3	Management Discussion and Analysis for the three and six month periods ended June 30, 2014 and 2013